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Exhibit 10.11

        [SABRE HOLDINGS LETTERHEAD]

December 1, 2003

Mr. Michael S. Gilliland
3518 Gillon Avenue
Dallas, Texas 75205

Dear Sam:

        This letter agreement ("Agreement") will confirm our mutual understanding with respect to your employment by Sabre Inc. effective as of December 1, 2003.

1.     Job Description / Title / Duties

        On or about December 1, 2003, you will be nominated by the Governance and Nominating Committee of the Board of Directors ("Governance and Nominating Committee") for election by the Board of Directors to the position of President and Chief Executive Officer ("CEO") of Sabre Holdings Corporation ("Sabre Holdings," and collectively with Sabre Inc., "the Company"). You will be elected to those positions by the Board of Directors to be effective at 7:30 PM on December 1, 2003 (the "Election Time"). At the Election Time, you will give up your current position as Executive Vice President of the Company, and as President and CEO of Travelocity, and will assume the position of President and CEO of the Company. Thereafter, you will perform all of the functions that are consistent with that position, as described in the Bylaws of the Company and as determined by the Board of Directors. You shall perform all such duties faithfully, industriously, and to the best of your experience and talent, and to the satisfaction of the Board of Directors. Except as otherwise expressly provided in this Agreement, you shall agree to abide by all the Company policies and directives applicable to you.

2.     Director Position

        On or about December 1, 2003, you will also be nominated by the Governance and Nominating Committee for election as a Director of the Company. You will be elected effective at the Election Time to the class of Directors with terms expiring at the annual meeting in May 2005.

3.     Reporting Relationship

        You shall report directly and solely to the Board of Directors. Effective at the Election Time, Paul C. Ely Jr. will be elected by the Board of Directors to serve as the non-executive Chairman of the Board of Directors ("Chairman"). You shall work closely with and coordinate appropriately with the Chairman. The Chairman shall oversee your interaction with the Board of Directors and your fulfillment of your duties to the Board of Directors.

4.     Employment at Will / Notice Required

        Either you or the Board of Directors may terminate your employment with the Company at any time, and for any reason or no reason, with or without Cause. You and the Board of Directors shall provide at least 15 days, and not more than 60 days, advance written notice of the date of termination, except that (i) if you have served notice of termination, the Board, at its election, may treat such resignation as effective on an earlier date of its choice and (ii) no minimum notice will be required from the Company in the case of termination for Cause (as defined in Section 8(e) below).

5.     Salary

        Your annual base salary will be $650,000, less withholding for taxes and deductions for other appropriate items ("Base Salary"). Your salary will be determined solely by, and will be reviewed annually by, the Compensation Committee of the Board of Directors (the "Compensation Committee").

6.     Performance-Based Compensation

  (a)    Variable Compensation Program

          For the calendar year 2004, your target award under the Variable Compensation Program ("VCP") of the Company's Amended and Restated 1996 Long Term Incentive Plan (as it may be amended from time to time, including any successor or replacement plans, the "LTIP") will be an amount equal to 100% of your Base Salary ("VCP Target"), with the actual amount of any such award, if any, depending upon the performance of the Company and your individual performance. Your VCP Target will be determined solely by, and will be reviewed annually by, the Compensation Committee. Any VCP award to be paid with respect to calendar year 2003 would be paid on or about March 15, 2004 and would be based on the formula applicable to your previous position with the Company as President and CEO of Travelocity, except that your award, if any, would be pro rated such that the formula used to calculate your VCP award for the month of December 2003, would use the new VCP Target specified in the previous sentence under this Section 6(a).

  (b)    Stock Options

          Effective upon the close of regular trading on the New York Stock Exchange on December 2, 2003, the Compensation Committee will award to you a grant of 125,000 non-qualified stock options under the LTIP, with an exercise price to be determined by the fair market value of Sabre Holdings Class A Common Stock on the grant date. The vesting schedule for these stock options will be specified in a stock option agreement to be delivered to you on December 2, 2003. This grant will be in addition to all prior grants of stock options made to you by the Company. All stock option awards are subject to the terms and conditions stated in the LTIP and applicable Stock Option agreements.

  (c)    Restricted Stock

          Effective as of January 5, 2004, the Compensation Committee will award to you a grant of 67,500 shares of Restricted Stock under the LTIP. Restrictions on those restricted shares will lapse at a rate of 25% per year over four years beginning on the first anniversary of January 5, 2004. This grant will be in addition to all prior grants of Restricted Stock made to you by the Company. All Restricted Stock awards are subject to the terms and conditions stated in the LTIP and applicable Restricted Stock Agreements.

7.     Eligibility to Participate in Benefit Plans / Other Compensation Programs

        You will be eligible to participate in the Company's current employee benefit plans, policies and other compensation programs applicable to your position (as reasonably determined by the Compensation Committee), subject to the terms, conditions and eligibility requirements of each such benefit plan, policy or other compensation program, including amendments or modifications thereto. Such benefit plans, policies or other compensation programs may be discontinued or changed from time to time in the Company's sole discretion. As of the Election Time, such benefit plans, policies and other compensation programs will include: the LTIP, 401k Savings Plan, Legacy Pension Plan; life and health insurance programs, the Employee Stock Purchase Plan ("ESPP"), a Supplemental Executive Retirement Plan ("SERP"), a deferred compensation plan, Company-paid financial planning, a Company-paid annual physical exam, Company-paid broker fees associated with stock options exercised during the Officer Exercise Window periods and with the sale or other transfer of Restricted Stock after the lapse of restrictions, and vacation as specified in the Company's vacation policy. In addition, the Company will directly pay your reasonable advisor and legal fees associated with entering into this Agreement, upon receiving invoices for such services.

8.     Termination

  (a)    Executive Termination Benefits Agreement

          The Compensation Committee will approve, and the Company will execute, an Executive Termination Benefits Agreement that will determine your severance benefits in the event of a termination resulting from a Change in Control of the Company, as defined in the LTIP. The ETBA provides for substantial additional benefits in the event of a Change in Control and protects you against constructive termination (such as a significant alteration of your job, forced relocation, or a reduction in pay).

  (b)    Termination Other Than for Cause

          If the Board of Directors terminates your employment without Cause (except in the circumstances that would result in a payment under your ETBA, which will be governed by that agreement), and subject to your executing an Agreement and General Release in form and substance reasonably acceptable to the Company: (i) the Company will pay to you as severance, in a lump sum or in installments (which may be paid bi-weekly, semi-monthly, monthly or quarterly in the discretion of the Compensation Committee) over twenty-four months, an amount equal to 200% of your most recently established Base Salary plus 200% of your most recently established VCP Target that is in effect when termination occurs, except that such severance will not be less than 200% of your Base Salary specified in Section 5 above plus 200% of your VCP Target specified in Section 6(a) above; (ii) any stock options awarded to you after the date of this Agreement that have not yet vested as of the termination date and that would otherwise have vested within 90 days of the termination date will become immediately vested on the termination date and will be exercisable for a period of 90 days thereafter; (iii) any remaining restrictions on any Restricted Stock granted to you after the date of this Agreement as to which the restrictions would otherwise have lapsed within 90 days of the termination date will immediately lapse as of the termination date; and (iv) you would be eligible for any benefits required to be provided pursuant to the terms of any other applicable benefit plan, policy or program or that are required by law.

          Any amounts paid under this Section 8(b) shall be paid, and any other accommodation under this Section 8(b) shall be made, if and only if, and only for so long as, you are in full compliance with all of your obligations to the Company pursuant to Sections 9(a) through 9(c) with respect to Non-solicitation, Non-recruitment and Non-competition. Any breach by you of any of those obligations shall entitle the Company to a full refund of any amounts previously paid to you under this Section 8(b) and to suspend any further payments hereunder as a non-exclusive remedy. Further, you agree that the refund to the Company of such termination payments or benefits, and the suspension thereof, as a consequence of your breach of such obligations do not in any way limit the ability of the Company to pursue injunctive relief or to seek additional damages with respect to your breach of such obligations. In addition, you agree that your satisfaction of the provisions set forth in Section 10 (Post-Employment Transition and Cooperation) shall be a condition to the Company's obligation to make, or to continue, payments or accommodations to you under this Section 8(b).

          In addition, you expressly acknowledge and agree that in the event that you terminate your employment by submitting your resignation (or other form of voluntary termination), you will not be entitled to any of the compensation or accommodations provided for in clauses (i)-(iii) of this Section 8(b).

  (c)    Death

          In the event of the your death during the term of this Agreement, the Company shall be obligated to your family or estate for pro-rated Base Salary earned or accrued as of the date of the your death; the terms and conditions relating to your stock awards will be governed by the applicable stock option agreement or restricted stock agreement and the LTIP; and your family or estate will be eligible for any benefits required to be provided pursuant to the terms of any applicable benefit plan, policy or program. Except as required by law, or specified in a separate agreement, no other compensation or benefits will be provided.

  (d)    Disability

          The Board of Directors may terminate this Agreement and your employment upon written notice after you have been made unable, due to a physical or mental disability, or other incapacity, to perform the essential functions of your position, with or without reasonable accommodation, for at least one hundred and twenty (120) days in a twelve (12) month period. If the Board of Directors terminates your employment due to disability, the Company will pay your prorated Base Salary through the effective date of termination; the terms and conditions relating to your stock awards will be governed by the applicable stock option agreement or restricted stock agreement and the LTIP; and you will be eligible for any benefits required to be provided pursuant to the terms of any applicable benefit plan, policy or program. Except as required by law, or specified in a separate agreement, no other compensation or benefits will be provided.

  (e)    Termination for Cause

          For purposes of this Agreement, "Cause" shall have the meaning set forth in the LTIP. If the Board of Directors terminates your employment for Cause, the Company will pay your prorated Base Salary through the effective date of termination and shall have no other payment obligation or other liability to you under this Agreement or otherwise. Except as required by law, or specified in a separate agreement, no other compensation or benefits will be provided.

9.     Non-solicitation, Non-recruitment and Non-competition

        You acknowledge and agree that, in your position as President & CEO of the Company (which, for purposes of this Section 9, shall include all of the Company's subsidiaries and all affiliated companies and joint ventures connected by ownership to the Company at any time), it is expected that: (i) you will be materially involved in conducting or overseeing all aspects of the Company's business activities throughout the world, (ii) you will have material contact with a substantial number of the Company's employees, and all or substantially all of the Company's then-current and actively-sought potential customers ("Customers") and suppliers of inventory ("Suppliers"); (iii) you will have access to all or substantially all of the Company's Trade Secrets and Confidential Information (see Exhibit A for definition of "Trade Secrets" and "Confidential Information"). You further acknowledge and agree that your competition with the Company anywhere worldwide, or your attempted solicitation of the Company's employees or Customers or Suppliers, during your employment or within two years after the termination of your employment with the Company, would be unfair competition and would cause substantial damages to the Company. Consequently, in consideration of your employment with the Company as its President and CEO, and the Company's covenants in this Agreement, you make the following covenants described in this Section 9:

  (a)    Non-solicitation of Company Customers and Suppliers

          During your employment and for two years after the termination of your employment with the Company, you shall not, directly or indirectly, on behalf of yourself or of anyone other than the Company, solicit or attempt to solicit (or assist any third party in soliciting or attempting to solicit) any Customer or Supplier in connection with any business activity that then competes with the Company.

  (b)    Non-recruitment of Company Employees

          During your employment and for two years after the termination of your employment with the Company, you will not, without the prior written consent of the Board of Directors, directly or indirectly, on behalf of yourself or any third party, solicit or recruit or induce or encourage (or assist any third party in hiring, soliciting, recruiting, inducing or encouraging) any then-current employees of the Company to terminate his or her employment with the Company.

  (c)    Non-competition with the Company

          During your employment and for two years after the termination of your employment with the Company, you shall not become an employee, director, or independent contractor of, or a consultant to, or perform any services for, any Competitor of the Company. For purposes of this Section 9(c), a Competitor of the Company shall mean any (i) unit, division, line of business, parent, subsidiary, or affiliate of Cendant, Amadeus, Worldspan, Orbitz, Interactive Corporation (also called IAC), Expedia, Priceline, Hotwire or Cheaptickets, or (ii) any unit or division of IBM or EDS that then operates a line of business that competes with any business of the Company; or (iii) any entity that within two years after your termination could be reasonably expected to generate more than $100 million in annualized gross revenue from any activity that competes, or combination of activities that compete, with any business of the Company; including in each case any successors to any such entities and any joint ventures involving any one or more of such entities.

  (d)    Enforceability of Covenants

          You acknowledge that the Company has a present and future expectation of business from and with the Customers and Suppliers. You acknowledge the reasonableness of the term, geographical territory, and scope of the covenants set forth in this Section 9, and you agree that you will not, in any action, suit or other proceeding, deny the reasonableness of, or assert the unreasonableness of, the premises, consideration or scope of the covenants set forth herein and you hereby waive any such defense. You further acknowledge that complying with the provisions contained in this Agreement will not preclude you from engaging in a lawful profession, trade or business, or from becoming gainfully employed. You agree that your covenants under this Section 9 are separate and distinct obligations under this Agreement, and the failure or alleged failure of the Company or the Board of Directors to perform obligations under any other provisions of this Agreement shall not constitute a defense to the enforceability of your covenants and obligations under this Section 9. You agree that any breach of any covenant under this Section 9 will result in irreparable damage and injury to the Company and that the Company will be entitled to injunctive relief in any court of competent jurisdiction without the necessity of posting any bond.

10.   Post-Employment Transition and Cooperation

        Upon and after the termination of your employment with the Company, with or without Cause, you will execute any and all documents and to take any and all actions that the Company may reasonably request to effect the transition of your duties and responsibilities to a successor. You will make yourself available with respect to, and to cooperate in conjunction with, any litigation or investigation involving the Company, and any administrative matters related to your previous duties and responsibilities, including the execution of documents, subject to your being compensated for such cooperation at an hourly rate commensurate with your Base Salary on the date that your employment terminated and to your being provided reasonable indemnification by the Company for such cooperation.

11.   Miscellaneous

        The laws of the state of Texas will govern the construction, interpretation and enforcement of this Agreement. The parties agree that any and all claims, disputes, or controversies arising out of or related to this Agreement, or the breach of this Agreement, shall be resolved by binding arbitration, except as otherwise provided in Section 9 of this Agreement. The parties will submit the dispute, within thirty (30) business days following service of notice of such dispute by one party on the other, to the Judicial Arbitration and Mediation Services (J*A*M*S/Endispute) for prompt resolution in Dallas, Texas, under its rules for labor and employment disputes. The decision of the arbitrator will be final and binding upon the parties, and judgment may be entered thereon in accordance with applicable law in any court having jurisdiction. The arbitrator shall have the authority to make an award of monetary damages and interest thereon. The arbitrator shall have no authority to award, and the parties hereby waive any right to seek or receive, specific performance or an injunction, punitive or exemplary damages. The arbitrator will have no authority to order a modification or amendment of this Agreement. The parties shall bear their own attorneys fees, and shall bear equally the expenses of the arbitral proceedings, including without limitation the fees of the arbitrator, unless and until the arbitrator enters a decision in favor of one prevailing party. The arbitrator will award the right to reimbursement of reasonable attorneys fees, and all expenses of the arbitral proceedings, to the one prevailing party.

        All reasonable fees and expenses, including, without limitation, any arbitration or legal expenses, incurred by the Executive in contesting or disputing any such termination (in whole or in part) or in obtaining or enforcing any right or benefit provided for in this Agreement (in whole or in part) or in otherwise pursuing his or her claim (in whole or in part) will be paid by the Company, to the extent permitted by law, regardless of whether the Executive is successful.

        This Agreement represents the entire understanding with respect to its subject matter. Only a writing that has been signed by both you and the Company may modify this Agreement. Any and all previous employment agreements and executive termination benefits agreements between you and the Company are cancelled as of the date this Agreement takes effect, except with respect to benefits (including grants of stock options and restricted shares) or payments currently owed to you under such agreements, and except with respect to payments to be owed to you under the Cash Award Agreement dated January 14, 2003.

        This Agreement shall be binding upon and inure to the benefit of (a) the heirs, executors and legal representatives of you upon your death and (b) any successor of the Company. Any such successor of the Company shall be deemed substituted for the Company under the terms of this Agreement for all purposes. As used herein, "successor" shall include any person, firm, corporation, or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Company.

        Please sign below and return one original of this Agreement to indicate your acceptance of the terms and conditions described herein.

Sincerely,
/s/ MICHAEL E. HAEFNER Michael E. Haefner Senior Vice President, Human Resources Sabre Inc.
Accepted and agreed:
Signature:	/s/ MICHAEL S. GILLILAND
Name:	Michael S. Gilliland

EXHIBIT A

        Trade Secrets Defined.    As used in this Agreement, the term "Trade Secrets" shall mean all secret, proprietary or confidential information regarding the Company (which shall mean and include for purposes of this Exhibit A all of the Company's subsidiaries and all affiliated companies and joint ventures connected by ownership to the Company at any time) or any Company activity that fits within the definition of "trade secrets" under the Uniform Trade Secrets Act or other applicable law. Without limiting the foregoing or any definition of Trade Secrets, Trade Secrets protected hereunder shall include all source codes and object codes for the Company's software and all website design information to the extent that such information fits within the Uniform Trade Secrets Act. Nothing in this Agreement is intended, or shall be construed, to limit the protections of any applicable law protecting trade secrets or other confidential information. "Trade Secrets" shall not include information that has become generally available to the public by the act of one who has the right to disclose such information without violating any right or privilege of the Company. This definition shall not limit any definition of "trade secrets" or any equivalent term under the Uniform Trade Secrets Act or any other state, local or federal law.

        Confidential Information Defined.    As used in this Agreement, the term "Confidential Information" shall mean all information regarding the Company, any Company activity, Company business or Company Customer that is not generally known to persons not employed or retained (as employees or as independent contractors or agents) by the Company, that is not generally disclosed by Company practice or authority to persons not employed by the Company, that does not rise to the level of a Trade Secret and that is the subject of reasonable efforts to keep it confidential. Confidential Information shall, to the extent such information is not a Trade Secret, include, but not be limited to product code, product concepts, production techniques, technical information regarding the Company products or services, production processes and product/service development, operations techniques, product/service formulas, information concerning Company techniques for use and integration of its website and other products/services, current and future development and expansion or contraction plans of the Company, sale/acquisition plans and contacts, marketing plans and contacts, information concerning the legal affairs of the Company and certain information concerning the strategy, tactics and financial affairs of the Company. "Confidential Information" shall not include information that has become generally available to the public by the act of one who has the right to disclose such information without violating any right or privilege of the Company. This definition shall not limit any definition of "confidential information" or any equivalent term under the Uniform Trade Secrets Act or any other state, local or federal law.

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  Exhibit 10.11
EXHIBIT A